PROSPECTUS SUPPLEMENT NO. 2 (to Prospectus dated October 14, 2005)	Filed Pursuant to Rule 424(b)(7) Registration No. 333-128874
Human Genome Sciences, Inc.

$230,000,000
2-1/4% Convertible Subordinated Notes Due 2012
and
12,932,969 Shares of Common Stock
Issuable Upon Conversion of the Notes

     The following information supplements information contained in our prospectus dated October 14, 2005, relating to the potential offer and sale from time to time by holders of the notes and the underlying shares of our common stock. See “Plan of Distribution” in our prospectus.
     This prospectus supplement may only be delivered or used in connection with our prospectus. This prospectus supplement is incorporated by reference into our prospectus. Our common stock is listed on The Nasdaq National Market under the symbol “HGSI.”
     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 5, 2006

     The notes were originally issued by us and sold by Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchasers, in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the notes and common stock into which the notes are convertible.

     The following table supplements the information in our prospectus with respect to the selling holders and the principal amounts of notes and common stock they beneficially own that may be offered under our prospectus. The information is based on information provided by or on behalf of the selling holders. All information provided in this prospectus supplement is as of January 4, 2006.
     The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holders will sell all of the securities offered by this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information about their notes in transactions exempt from the registration requirements of the Securities Act. None of the selling holders has had any material relationship with us or our affiliates within the past three years.
     No selling holder named in the table below beneficially owns 1% or more of our outstanding common stock as of January 4, 2006, adjusted as required by the SEC’s rules. Common stock owned prior to the offering and after completion of the offering includes shares of common stock issuable upon conversion of our 5-1/2% Convertible Subordinated Notes Due 2006, our 5% Convertible Subordinated Notes Due 2007, our 3-3/4% Convertible Subordinated Notes Due 2007 and our 2-1/4% Convertible Subordinated Notes Due 2011.

				Common
				Stock Owned
	Principal Amount of	Common Stock Owned		After
	Notes Beneficially	Prior to the	Common Stock	Completion of
Name	Owned and Offered	Offering	Offered	the Offering
Aristeia Partners LP(1)	$4,320,000	242,914	242,914	—
Empyrean Capital Fund, LP(2)	1,049,600	59,019	59,019	—
Empyrean Capital Overseas Benefit Plan Fund, Ltd.(2)	201,400	11,324	11,324	—
Empyrean Capital Overseas Fund, Ltd.(2)	1,749,000	98,346	98,346	—
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund(3)	1,075,000	60,447	60,447	—
Quattro Fund Ltd.(4)	18,975,000	1,066,969	1,066,969	—
Quattro Multistrategy Masterfund LP(4)	1,075,000	60,447	60,447	—

Total	$28,445,000	1,599,466	1,599,466	—

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(1)	Voting power and investment control over the registrable securities is exercised by Aristeia Advisors LLC, the general partner of the selling holder. Kevin Toner, Anthony Frascella, Robert H. Lynch, Jr. and Bill Techar are the principals of Aristeia Advisors LLC.

(2)	Voting power and investment control over the registrable securities is exercised by Tian Xue.

(3)	Voting power and investment control over the registrable securities is exercised by Gary Crowder.

(4)	Voting power and investment control over the registrable securities is exercised by exercised by Andrew Kaplan, Brian Swain and Louis Napoli, the general partners of the selling holder.
     Information concerning the selling holders may change from time to time and any changed information will be set forth in future prospectus supplements if and when necessary. In addition, the per share conversion price and the “make-whole” payment, if any, and therefore the number of shares of common stock issuable upon conversion of the notes, are subject to adjustment. See “Description of Notes — Conversion Rights” in the prospectus. As a result, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion may increase or decrease.

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